FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Engagement of New Independent Registered Public Accounting Firm

On January 26, 2026, OceanPal Inc. (Nasdaq: SVRN) (the “Company”) engaged CBIZ CPAs P.C. (“CBIZ CPAs”) as the Company’s independent registered public accounting firm effective immediately. CBIZ CPAs replaced Ernst & Young (Hellas) Certified Auditors Accountants S.A., who resigned as the Company’s previous independent registered public accounting firm on October 28, 2025, as disclosed in the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2025. During the past two fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through January 26, 2026, neither the Company nor anyone on the Company’s behalf consulted with CBIZ CPAs with respect to either (i)(a) the application of accounting principles to a specified transaction, either completed or proposed, or (b) the type of audit opinion that might be rendered on financial statements, and no written report nor oral advice was provided to the Company that CBIZ CPAs concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the SEC and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: January 29, 2026
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer